Liberation Investment Group, LLC	11766 Wilshire Boulevard, Suite 870
Los Angeles, CA 90025
Tel: 310.479.3434
Fax: 310.479.3363

November 15, 2004

Steve Moore, Esq.

Chief Administrative Officer,

General Counsel and Secretary

Friedman’s Inc.

4 West State Street

Savannah, Georgia 31401

Dear Mr. Moore:

This letter is a follow-up to our recent discussions. We continue to hear positive reports about the Friedman’s management team and have had general discussions with other holders of significant amounts of Friedman’s Class A stock. We would like to continue to play a supportive role for the Company. To that end, we believe it is important for the Class A stockholders to be informed and to have a clear voice in decision-making. Our specific proposal to achieve these goals, which generally has the support of the other stockholders to whom we have spoken, is as follows:

Rather than circumvent normal corporate processes, we believe the Company should add two new Class A directors to the board of directors selected by current Class A shareholders. These new directors could be either in addition to the existing Board or in place of the two current Class A board members. We expect that in the next two to four weeks we will be in a position to provide you the names of our prospective nominees to fill these two positions. The nominees will be distinguished and responsible people who are well able to participate collegially on a corporate board and will not be beholden to Liberation Investments or any other single stockholder.

In keeping with our prior discussions, we further propose that the Company engage a financial advisor and outside counsel to work with the new directors on behalf of all the Class A stockholders. We have already had preliminary discussions with Venturi & Co. LLC, an investment banking firm with substantial expertise in restructurings and strategic advisory roles. We propose that the Company immediately engage the Venturi firm as financial advisor for the Class A directors so that they can prepare themselves as soon as possible. The Venturi firm’s engagement fee would be $35,000 per month for an initial period of four months. At the end of that period, the new directors might determine that it makes sense to extend their engagement. The Venturi firm is ready to begin working and we request that you accommodate this process as soon as possible. Information about the Venturi firm can be obtained from their website at www.venturico.com.

We believe that the process we are proposing in this letter will help promote our shared goals of maximizing value for all shareholders as the Company’s seeks to resolve its current difficulties. Please let me know as soon as possible whether the board will agree with this proposal or if you have any questions or objections.

Very truly yours,

/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
Chairman and CEO